Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended June 30, 2011.

On May 4, Nymox provided an update on the Company’s ongoing Phase 3 trials (NX02-0017 and NX02-0018) for NX-1207. The Safety Monitoring Committee meeting of May 3, 2011 found no significant safety concerns to date for the two pivotal U.S. trials being conducted at over 70 urology clinical research sites across the U.S.

Completed Phase 2 studies have shown that a single administration of NX-1207 resulted in symptomatic improvements which reached statistical significance compared to double-blinded placebo and study controls. Patient-reported improvements in the standardized BPH symptom score were on average 8 to 10 points at 90 days as compared to the approximately 3 to 5 points reported on average for currently approved BPH drugs. The drug is administered by a urologist in an office setting in a brief procedure that does not require anesthesia, sedation, or catheterization and involves little or no pain or discomfort. NX-1207 treatment has not been found to have the sexual, blood pressure, or other side effects associated with the use of the approved drugs for the treatment of BPH. Follow-up studies have shown clinical efficacy effects lasting up to 7 years after a single treatment.

On May 10, Nymox announced that recruitment began for NX02-0020, a small open-label short-term safety study of NX-1207. The study will enroll approximately 100-200 subjects who have already participated in previous studies of NX-1207. The study will assess the safety of repeat injection of the drug. Previous studies of NX-1207 have been single injection only. Eligible subjects will be enrolled from approximately 70 U.S. clinical trial sites. The study will run concurrently with the large pivotal Phase 3 studies of NX-1207 which are ongoing. NX02-0020 is expected to be concluded before the pivotal studies NX02-0017 and NX02-0018 are completed. For each enrolled subject in the new trial, participation will last 90 days.

On May 17, Nymox reported on the presentation of new positive data at a high-level symposium and panel discussion held at the Annual Meeting of the American Urological Association in Washington D.C. The well-attended symposium highlighted the ongoing clinical development program for NX-1207 for the treatment of benign prostatic hyperplasia (BPH) and featured expert panel discussions on the new therapy. The symposium, "Clinical Studies of NX-1207: A Phase 3 Injectable for BPH," was chaired by Neal Shore, MD, FACS of Myrtle Beach, SC. Panel members included Ronald F. Tutrone Jr., MD, FACS of Towson, MD, Barrett Cowan, MD, FACS of Denver, CO, and Barton Wachs, MD, FACS of Long Beach, CA.

A new research report was presented at the NX-1207 symposium, authored by Dr. Barrett Cowan, Dr. Sheldon Freedman of Las Vegas, NV, Dr. Barton Wachs, and Dr. Neal Shore. The new data concerned outcome analyses of single-injection NX-1207 after 45 months in 53 patients. Subjects in the NX-1207 2.5 mg cohort had mean improvements in their BPH symptoms that reached statistical significance (p < .0001). According to the report "NX-1207 is an office-based procedure involving only a few minutes to administer associated with minimal discomfort and no catheter requirement", and "results indicate statistically significant symptomatic improvement and a very acceptable safety profile".

Patients in the new study were followed and have remained blinded as to treatment subsequent to their participation in Nymox’s U.S. Study NX02-0016. The initial study was undertaken in 2007 at 32 U.S. sites and enrolled 85 subjects. The study includes results from all currently available patients. The new study found that 54% of available patients who received NX-1207 2.5 mg had required no further medical or surgical treatments for their BPH at any time in the long-term follow-up period. Patients who received NX-1207 2.5 mg without any other subsequent treatment for their BPH had a mean improvement at 39-45 months of 11.5 points in their symptom scores. In the control group only one subject had not required any additional BPH treatments. The NX-1207 2.5 mg cohort’s level of improvement reached statistical significance. 58% of the NX-1207 2.5 mg subjects and controls were available for the follow-up study.

According to Dr. Tutrone, “NX-1207 provides a whole new paradigm in the treatment of BPH. It offers terrific efficacy with minimal or no toxicity”. Dr. Tutrone is Director of Research at Chesapeake Urology Associates and Chief of Urology at the Greater Baltimore Medical Center.

According to Dr. Shore, "I am looking forward to the completion of our Phase 3 registration trials, and the opportunity to treat men with lower urinary tract symptoms with the first transrectal ultrasound guided injectable BPH medication.” Dr. Shore is a well known U.S. clinical investigator and expert in prostate diseases.

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Dr. Wachs said, “I feel confident that this drug delivered by urologists will meet the challenges of BPH therapy in the future. Finally it appears there is a treatment for BPH without the potential side effects of oral or surgical therapy.” Dr. Wachs is a highly respected urologist who has been the recipient of numerous awards.

Dr. Cowan added “What urologists and patients want are treatments that are effective with no side effects and with results that are persistent – and that is what we are seeing with NX-1207.” Dr. Cowan is a well known clinical investigator and an Adjunct Faculty member at the University of Colorado Health Sciences.

We wish to thank all of our Nymox shareholders for your valued support. The Nymox team enthusiastically looks forward to exciting ongoing developments for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

August 12, 2011

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MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three and six month periods ended June 30, 2011 and 2010. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes for the periods ended June 30, 2011 and with our MD&A for the year ended December 31, 2010 which is included in our annual report for 2010. This MD&A is dated August 12, 2011. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in twelve follow-up studies of available subjects from the completed Phase 1 and 2 clinical trials. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is also developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

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  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

The condensed interim consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards. The Corporation’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our unaudited condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2011 and June 30, 2010. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Valuation of Long-lived Assets

Property and equipment are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property and equipment, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

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An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in comprehensive loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property and equipment are impaired.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of June 30, 2011, due to uncertainties related to our ability to utilize all of our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of future deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Six Months Ended June 30	2011	2010	2009 (i)
Total revenues	$1,531,497	$351,411	$176,567
Net loss	$(6,379,223)	$(2,829,938)	$(2,224,411)
Loss per share (basic & diluted)	$(0.20)	$(0.09)	$(0.07)
Total assets	$7,571,304	$823,468	$1,092,159

Quarterly Results	Q2 – 2011	Q1 – 2011	Q4 – 2010	Q3 – 2010
Total revenues	$766,482	$765,015	$313,143	$26,896
Net loss	$(1,948,132)	$(4,431,091)	$(2,057,314)	$(1,649,061)
Loss per share (basic & diluted)	$(0.06)	$(0.14)	$(0.06)	$(0.05)
	Q2 – 2010	Q1 – 2010	Q4 – 2009 (i)	Q3 – 2009 (i)
Total revenues	$104,550	$246,861	$167,509	$71,904
Net loss	$(1,646,586)	$(1,183,352)	$(1,542,823)	$(1,362,840)
Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.05)	$(0.04)

(i) The Corporation adopted IFRS in 2011 with a transition date of January 1, 2010. Consequently, the selected financial information for 2009, as presented in our 2009 MD&A, which was presented in conformity with Canadian GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for 2011 and 2010.

Results of Operations – Q2 2011 compared to Q2 2010

Net losses were $1,948,132, or $0.06 per share, for the quarter, and $6,379,223, or $0.20 per share, for the six-months ended June 30, 2011, compared to $1,646,586, or $0.05 per share, for the quarter and $2,829,938, or $0.09 per share, for the six-months ended June 30, 2010. Net losses include stock compensation charges of $3,666,158 in 2011 and $255,055 in 2010. The increase in net losses is attributable to the stock compensation charges. The weighted average number of common shares outstanding for the six-months ended June 30, 2011 was 32,597,725 compared to 31,627,450 for the same period in 2010.

Revenues

Revenues from sales amounted to $112,082 for the quarter and $222,697 for the six-months ended June 30, 2011, compared with $104,550 for the quarter and $351,411 for the six-months ended June 30, 2010. A large number of orders by one client for NicAlert/TobacAlert in the first quarter of 2010 were not repeated in the first six months of 2011, which explains the decrease in sales for the six-month period. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the three and six-months ended June 30, 2011, an amount of $654,400 and $1,308,800 respectively was recognized as revenue relating to the upfront payment received from Recordati in December 2010. At June 30, 2011, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $11,670,133.

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Research and Development

Research and development expenditures were $2,214,908 for the quarter and $5,923,287 for the six-months ended June 30, 2011, compared with $1,288,111 for the quarter and $2,367,329 for the six-months ended June 30, 2010. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $2,283,467 in the six-month period ended June 30, 2011 and $180,652 in the comparative period in 2010. The increase in expenses is primarily attributable to the stock compensation charges. Expenditures on the clinical trial for NX-1207 also increased compared to the same period in 2010, principally on salaries by approximately $187,000, clinical site and laboratory services by approximately $1,085,000, with corresponding increases for the quarter. In 2011, research tax credits and grants amounted to $407,538 compared to $100,702 in 2010 as a result of additional expenditures claimed for refundable tax credits in 2011 compared to 2010 and due to the recognition in 2011 of the grant awarded from the U.S. government under the Qualifying Therapeutic Discovery Project in the amount of $244,479. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $58,500 for the quarter and $542,870 for the six-months ended June 30, 2011, in comparison to expenditures of $35,572 for the quarter and $76,743 for the six-months ended June 30, 2010. Marketing expenditures also include stock compensation charges of $433,687 for the six-months ended June 30, 2011 and $2,706 in 2010. The increase in expenses is primarily attributable to the stock compensation charges. The balance of the increase for the quarter and for the six-months is due to an increase in costs of publicity in 2011 compared to 2010. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $498,052 for the quarter and $1,730,745 for the six-months ended June 30, 2011, compared with $392,579 for the quarter and $637,141 for the six-months ended June 30, 2010. General and administrative expenditures also include stock compensation charges of $949,004 for the six-months ended June 30, 2011 and $71,697 in 2010. The increase in expenses is primarily attributable to the stock compensation charges. The balance of the increase for the six-months is due to higher expenditures in 2011 on activities in shareholder relations by approximately $118,000 and salaries by approximately $58,000 compared to 2010, with corresponding increases for the quarter. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 59% of 2011 expenses (79% in 2010) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2011 or 2010.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years
Rent	$558,128	$371,326	$186,802
Operating Leases	$28,394	$11,373	$17,021
Total Contractual Obligations	$586,522	$382,699	$203,823

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The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2011 and 2010.

Financial Position

Liquidity and Capital Resources

As of June 30, 2011, cash totalled $7,014,866 and receivables including tax credits totalled $465,962. In December 2010, the Corporation received an upfront payment of €10 million (US$13.1 million) pursuant to a license and collaboration agreement with Recordati for the development and commercialization of NX-1207 in Europe and other countries. In November 2010, the Corporation signed a new common stock private purchase agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective November 25, 2010. In December 2010, one drawing was made under this purchase agreement, for total proceeds of $200,000.

At June 30, 2011, the Corporation can draw down a further $14,800,000 over the remaining 16 months under the agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that cash balances, funds from operations, as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies almost exclusively on this financing as well as collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Outstanding Share Data

As at August 12, 2011, there were 32,737,930 common shares of Nymox issued and outstanding. In addition, 5,405,000 share options are outstanding, of which 4,792,500 are currently vested. There are no warrants outstanding.

Subsequent Event

As at August 12, 2011, one drawing was made under the common stock private purchase agreement, for total proceeds of $1,000,000. On July 20, 2011, 114,416 common shares were issued at a price of $8.74 per share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of June 30, 2011.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2010 was included in the 2010 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Corporation was required to report under IFRS starting with its 2011 interim and annual financial statements.

The condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting. These are the Corporation’s second International Financial Reporting Standards (“IFRS”) condensed interim consolidated financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 15 of the condensed interim consolidated financial statements. This note includes reconciliations of equity as at January 1, 2010, June 30, 2010 and December 31, 2010, and of comprehensive loss for the three and six-month periods ended June 30, 2010 and for the year ended December 31, 2010 reported under Canadian generally accepted accounting principles (previous “GAAP”) to those reported under IFRS.

In preparing the condensed interim consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Corporation has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Corporation elected to apply the following optional exemptions from full retrospective application:

(i)	Business combination exemption:

The Corporation has elected to not apply IFRS 3, Business Combinations, retrospectively for its past business combination.

(ii)	Share-based payment exemption:

The Corporation has elected to not apply IFRS 2, Share-based Payment, retrospectively to stock options that were granted on or before November 7, 2002, and to stock options that were granted after November 7, 2002 that vested before January 1, 2010 (the date of transition to IFRS). Accordingly, the Corporation has elected to apply IFRS 2 only to stock options that were granted after November 7, 2002 that were not vested by January 1, 2010.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

Impact on the Corporation’s consolidated financial statements

Set out below are the main areas where changes in accounting policies in conversion to IFRS impacted the Corporation’s condensed interim consolidated financial statements:

Stock-based compensation

In accordance with IFRS 2, Share-based Payment, the Corporation’s stock options that vest in instalments need to be accounted for as though each instalment is a separate stock option grant, and therefore the fair value is to be measured separately for each instalment and recognized over the vesting period of each instalment. In accordance with Canadian GAAP, the Corporation’s stock options that vested in instalments were accounted for as a whole, for stock options granted on the same day and a fair value was measured for each stock options grant and recognized over the vesting period of each stock options grant as a whole.

The impact on the consolidated statements of financial position and on the consolidated statements of comprehensive loss arising from this change is summarized as follows:

Consolidated statements of financial position:	January 1, 2010	June 30, 2010	December 31, 2010
Increase to additional paid-in capital	$1,526,314	$1,340,904	$1,106,594
Increase to deficit	(1,526,314)	(1,340,904)	(1,106,594)
Adjustment to equity	$–	$–	$–

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Consolidated statements of comprehensive loss:	Three months ended June 30, 2010	Six months ended June 30, 2010	Year ended December 31, 2010
Decrease in research and development expenses	$(87,416)	$(163,365)	$(369,816)
Decrease in general and administrative expenses	(10,487)	(19,598)	(44,364)
Decrease in marketing expenses	(1,309)	(2,447)	(5,540)
Adjustment to net loss and comprehensive loss	$(99,212)	$(185,410)	$(419,720)

Non-controlling interest

The non-controlling interest of $400,000 reported outside of shareholders' equity and included in preferred shares of a subsidiary for Canadian GAAP purposes was reclassified to equity, separately from equity of the owners of the Corporation, in accordance with IFRS.

Other changes

Note 15 of the condensed interim consolidated financial statements for the six-month period ended June 30, 2011 contains a detailed description of the Corporation’s conversion to IFRS, including a line-by-line reconciliation of the Corporation’s financial statements previously prepared under Canadian GAAP to those under IFRS as at January 1, 2010, June 30, 2010 and December 31, 2010.

Impact on the Business

The impact of the conversion to IFRS on the Corporation was minimal and therefore resulted in a limited number of adjustments. The Corporation’s systems easily accommodated the required changes.

Impact on Information Systems and Technology

The transition had no impact on the Corporation’s IT system.

Impact on Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Corporation’s internal control over financial reporting was not significantly affected by the transition to IFRS. The IFRS differences mostly required presentation changes to report more detailed information in the notes to the consolidated financial statements, and it did not lead to many differences in the accounting treatments of the Corporation. The Corporation’s disclosure controls and procedures were adapted to take into consideration the changes in recognition, measurement and disclosures practices, but the impact was minimal.

Impact on Financial Reporting Expertise

Training and education was provided to the finance team who is directly affected by the transition to IFRS. This training focused mainly on the process changes required and an overview of the reasons behind the changes from a standards perspective.

Changes in accounting policies:

Accounting changes in 2011:

Annual improvements project 2010:

On May 6, 2010, the International Accounting Standards Board (“IASB”) published Improvements to IFRS 2010, which process miscellaneous amendments to existing standards. Many of these amendments are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The 2010 improvements applicable and having an impact to the Corporation’s consolidated financial statements are detailed as follows:

IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1 is amended to clarify that IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, does not apply to the changes in accounting policies that occur during the period covered by their first IFRS financial statements. In addition, the amendment provides guidance for entities that publish interim financial information under IAS 34, Interim Financial Reporting, and change their accounting policies or use of the exemptions provided in IFRS 1 during the period covered by their first IFRS financial statements and clarifies that: the entity should explain any such changes between the first interim and the first annual financial statements; and the entity should update reconciliations from previous GAAP to IFRS included in the previous interim financial information for those changes in the interim period when the change is made. These amendments apply to annual periods beginning on or after January 1, 2011. The adoption of these amendments effective with the commencement of its 2011 year did not have a significant impact on these condensed interim consolidated financial statements of the Corporation.

9

IFRS 7, Financial Instruments: Disclosures

IFRS 7 is amended to add an explicit statement that the qualitative disclosure should be made in the context of the quantitative disclosures to better enable users to evaluate an entity’s exposure to risks arising from financial instruments. The existing disclosure requirements of IFRS 7 are amended as follows:

  IFRS 7 is amended to clarify that disclosure of the amount that best represents an entity’s maximum exposure to credit risk is required only if the carrying amount of a financial asset does not reflect such exposure already.

  Additional requirement to disclose the financial effect of collateral held as security and other credit enhancements in respect of a financial instrument.

  IFRS 7 is amended to clarify that disclosure in respect of collateral taken possession of by the entity is required only in respect of such collateral held at the end of the reporting period.

These amendments apply to annual periods beginning on or after January 1, 2011. The adoption of these amendments effective with the commencement of its 2011 year did not have a significant impact on these condensed interim consolidated financial statements of the Corporation.

IAS 34, Interim Financial Reporting

IAS 34 is amended by adding a number of examples to the list of events or transactions that require disclosure under IAS 34. This amendment applies to annual periods beginning on or after January 1, 2011. The adoption of this amendment effective with the commencement of its 2011 year did not have a significant impact on these condensed interim consolidated financial statements of the Corporation.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory but not yet effective for the periods ended June 30, 2011, but have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements:

International Accounting Standards	Effective date
IFRS 9 - Financial Instruments	January 1, 2013
IFRS 12 - Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 - Fair Value Measurement	January 1, 2013

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement

(“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows and; the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:

• the nature of, and risks associated with, an entity's interests in other entities; and

• the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 13 - Fair Value Measurement (“IFRS 13”) provides new guidance on fair value measurement and disclosure requirements. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

10

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F and of our Annual Information Form, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

11

Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Periods ended June 30, 2011 and 2010

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2011 and 2010

Financial Statements
Condensed Interim Consolidated Statements of Financial Position	1
Condensed Interim Consolidated Statements of Comprehensive Loss	2
Condensed Interim Consolidated Statements of Changes in Equity	3
Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements
1.	Business activities	5
2.	Basis of preparation	5
3.	Significant accounting policies	7
4.	Changes in accounting policies	17
5.	Property and equipment	20
6.	Licensing revenues and deferred revenue	20
7.	Preferred shares of a subsidiary and non-controlling interest	20
8.	Share capital	21
9.	Cost of sales	24
10.	Income taxes	24
11.	Earnings per share	24
12.	Financial instruments	25
13.	Segment disclosures	25
14.	Related parties	26
15.	Transition to IFRS	26
16.	Subsequent event	37

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)

As at June 30, 2011, December 31, 2010 and January 1, 2010
(in US dollars)

	Note	June 30, 2011	December 31, 2010	January 1, 2010

Assets

Current assets:
Cash		$7,014,866	$13,174,999	$668,702
Trade accounts receivable		33,452	11,278	66,354
Other receivables		33,350	30,270	24,657
Research tax credits receivable		399,160	236,101	251,158
Security deposit		–	–	26,994
Inventories		47,307	17,448	36,414
		7,528,135	13,470,096	1,074,279

Long-term security deposit		17,396	17,396	–
Property and equipment		25,773	14,730	16,152

		$7,571,304	$13,502,222	$1,090,431

Liabilities and Equity

Current liabilities:
Trade accounts payable		$435,532	$2,386,696	$1,494,416
Accrued liabilities
Payroll related liabilities		16,270	24,184	11,257
Other accrued liabilities		163,008	167,023	224,278
Deferred revenue	6	2,617,600	2,617,600	–
Deferred lease inducement		–	–	12,646
		3,232,410	5,195,503	1,742,597

Deferred revenue	6	9,052,533	10,361,333	–
Preferred shares of a subsidiary	7	400,000	400,000	400,000

Equity:
Share capital	8	62,909,187	62,855,147	57,955,147
Additional paid-in capital		10,159,702	6,493,544	6,014,679
Deficit		(78,582,528)	(72,203,305)	(65,421,992)
Total equity attributable to the equity holders of the Corporation		(5,513,639)	(2,854,614)	(1,452,166)

Non-controlling interest	7	400,000	400,000	400,000
Total equity		(5,113,639)	(2,454,614)	(1,052,166)

Subsequent event	16

Total liabilities and equity		$7,571,304	$13,502,222	$1,090,431

See accompanying notes to the condensed interim consolidated financial statements.

On behalf of the Board:

_______________________ Director

_______________________ Director

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2011	2010	2011	2010

Revenues:
Sales of goods		$112,082	$104,550	$222,697	$351,411
Licensing revenues:
Upfront payment	6	654,400	–	1,308,800	–
		766,482	104,550	1,531,497	351,411

Expenses:
Research and development	8 (c)	2,214,908	1,288,111	5,923,287	2,367,329
Less research tax credits and grants		(85,413)	(57,608)	(407,538)	(100,702)
		2,129,495	1,230,503	5,515,749	2,266,627

General and administrative	8 (c)	498,052	392,579	1,730,745	637,141
Marketing	8 (c)	58,500	35,572	542,870	76,743
Cost of sales	9	31,284	91,280	119,338	198,992
		2,717,331	1,749,934	7,908,702	3,179,503

Results from operating activities		(1,950,849)	(1,645,384)	(6,377,205)	(2,828,092)

Net finance income (costs):
Finance income		5,061		5,061	582
Finance costs		(2,344)	(1,202)	(7,079)	(2,428)
		2,717	(1,202)	(2,018)	(1,846)

Net loss and comprehensive loss attributed to the equity holders of the Corporation		$(1,948,132)	$(1,646,586)	$(6,379,223)	$(2,829,938)

Basic and diluted loss per share	11	$(0.06)	$(0.05)	$(0.20)	$(0.09)

Weighted average number of common shares outstanding	11	32,616,716	31,779,388	32,597,725	31,627,450

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

		Attributable to equity holders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity

Balance December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

Transactions with owners, recorded directly in equity:

Issuance of share capital:
Exercise of stock options and option surrender agreement		49,658	54,040	–	–	54,040	–	54,040

Stock-based compensation	8 (c)	–	–	3,666,158	–	3,666,158	–	3,666,158

Total contributions by owners		49,658	54,040	3,666,158	–	3,720,198	–	3,720,198

Net loss and comprehensive loss		–	–	–	(6,379,223)	(6,379,223)	–	(6,379,223)

Balance, June 30, 2011		32,623,514	$62,909,187	$10,159,702	$(78,582,528)	$(5,513,639)	$400,000	$(5,113,639)

Balance January 1, 2010		31,283,778	$57,955,147	$6,014,679	$(65,421,992)	$(1,452,166)	$400,000	$(1,052,166)

Transactions with owners, recorded directly in equity:

Issuance of share capital	8 (a)	655,540	2,500,000	–	–	2,500,000	–	2,500,000

Share issue costs		–	–	–	(125,000)	(125,000)	–	(125,000)

Stock-based compensation	8 (c)	–	–	255,055	–	255,055	–	255,055

Total contributions by owners		655,540	2,500,000	255,055	(125,000)	2,630,055	–	2,630,055

Net loss and comprehensive loss		–	–	–	(2,829,938)	(2,829,938)	–	(2,829,938)

Balance, June 30, 2010		31,939,318	$60,455,147	$6,269,734	$(68,376,930)	$(1,652,049)	$400,000	$(1,252,049)

See accompanying notes to the condensed interim consolidated financial statements

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

		Six months ended June 30,
	Note	2011	2010

Cash flows from operating activities:
Net loss		$(6,379,223)	$(2,829,938)
Adjustments for:
Depreciation of property and equipment	5	6,571	4,889
Stock-based compensation	8 (c)	3,666,158	255,055
Amortization of lease inducement		–	(9,484)
Changes in operating assets and liabilities:
Trade accounts and other receivables		(25,254)	10,403
Research tax credits and grants receivable		(163,059)	10,541
Inventories		(29,859)	31,503
Trade accounts payable and accrued liabilities		(1,963,093)	(57,596)
Deferred revenue		(1,308,800)	–
		(6,196,559)	(2,584,627)

Cash flows from financing activities:
Proceeds from issuance of share capital	8 (a)	54,040	2,500,000
Share issue costs		–	(125,000)
		54,040	2,375,000

Cash flows from investing activities:
Additions to property and equipment		(17,614)	(7,467)

Net decrease in cash		(6,160,133)	(217,094)

Cash, beginning of period		13,174,999	668,702

Cash, end of period		$7,014,866	$451,608

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation” and individually as “Corporation entities”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint Laurent, Quebec. The Corporation developed AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new anti-bacterial agents for the treatment of bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 8 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a)	Statement of compliance:

The condensed interim consolidated financial statements of the Corporation have been prepared in accordance with IAS 34, Interim Financial Reporting. These are the Corporation’s first International Financial Reporting Standards (“IFRS”) condensed interim consolidated financial statements for a second quarter covered by the first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

2.	Basis of preparation (continued):

(a)	Statement of compliance (continued):

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 15. This note includes reconciliations of equity as at January 1, 2010, June 30, 2010 and December 31, 2010, and of comprehensive loss for the three and six-month periods ended June 30, 2010 and for the year ended December 31, 2010 reported under Canadian generally accepted accounting principles (previous “GAAP”) to those reported under IFRS.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 8, 2011.

(b)	Basis of measurement:

The condensed interim consolidated financial statements have been prepared on a going concern and on the historical cost basis.

(c)	Functional and presentation currency:

These condensed interim consolidated financial statements are presented in United States dollars, which is the Corporation entities’ functional currency.

(d)	Use of estimates and judgments:

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management applying the Corporation’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those applied in the first annual IFRS financial statements.

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are included in the following notes:

  Note 6 - Licensing revenues and deferred revenue;

  Note 8 (b) - Stock options.

Other areas requiring the use of management estimates and judgments include estimating the useful lives of long-lived assets, including property and equipment, as well as estimating the recoverability of research tax credits and grants receivable and deferred tax assets.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

3.	Significant accounting policies:

These condensed interim consolidated financial statements in accordance with IFRS have been prepared with the accounting policies the Corporation expects to adopt in its December 31, 2011 consolidated financial statements. The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements, and have been applied consistently by Corporation entities, except as explained in note 4, which addresses changes in accounting policies.

(a)	Consolidation:

The condensed interim consolidated financial statements of the Corporation have been prepared in accordance with IFRS and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions have been eliminated on consolidation.

(b)	Financial instruments:

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the condensed interim consolidated statements of financial position and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The Corporation has classified its cash, trade accounts receivable and other receivables as “loans and receivables”, and its trade accounts payable and accrued liabilities as “other financial liabilities”.

(i)	Financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(b)	Financial instruments (continued):

(i)	Financial assets (continued):

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the condensed interim consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Financial liabilities:

The Corporation initially recognizes other financial liabilities on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Interest, losses and gains relating to a financial liability are recognized in comprehensive loss.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as an increase to deficit.

(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of first-in, first-out cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(d)	Property and equipment:

(i)	Recognition and measurement:

Property and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within comprehensive loss.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in comprehensive loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value. Depreciation is recognized in comprehensive loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are represented by the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	33⅓ %
Office equipment and fixtures	20%

Depreciation methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(e)	Intangible assets:

(i)	Intellectual property rights:

Intellectual property rights that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Research and development expenditures:

Expenditure on research activities, net of research tax credits, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in comprehensive loss as incurred. Development activities, net of research tax credits, involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in comprehensive loss as incurred. At June 30, 2011, December 31, 2010 and January 1, 2010, no development expenditures have been capitalized.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

(iv)	Amortization:

Amortization is calculated over the cost of the asset, less its residual value.

Amortization is recognized in comprehensive loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful life for the current and comparative periods for the intellectual property rights acquired is represented by a rate of 10%. The intellectual property rights acquired in January 2000 were fully amortized as at January 1, 2010.

Amortization methods, useful lives and residual values are reviewed on an ongoing basis and adjusted if appropriate.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(f)	Impairment:

(i)	Financial assets:

The financial assets are assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy.

The Corporation considers evidence of impairment for receivables at a specific asset level. All individually significant receivables are assessed for specific impairment.

In assessing impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in comprehensive loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through comprehensive loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, including property and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(f)	Impairment (continued):

(ii)	Non-financial assets (continued):

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in comprehensive loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

In respect of assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g)	Revenue recognition:

Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(g)	Revenue recognition (continued):

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

(h)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign exchange gains/losses, reported on a net basis and included in the condensed interim consolidated statements of comprehensive loss, for the three and six-month periods ended June 30, 2011 amounted to $14,785 (2010 - $8,776) and $31,850 (2010 - $15,538), respectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(i)	Research tax credits and grants:

The Corporation is entitled to scientific research and experimental development tax credits (“research tax credits”) granted by the Canadian federal government and the government of the province of Quebec. Federal research tax credits, which are non-refundable, are earned on qualified research and development expenditures and can only be used to offset federal income taxes otherwise payable. Provincial research tax credits, which are refundable, are earned on qualified research and development expenditures incurred in the province of Quebec.

These research tax credits are recognized in comprehensive loss as a reduction of research and development expenditures in the period in which they become receivable, provided that there is reasonable assurance that they will be received.

The Corporation is also entitled to a grant from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia. In April 2011, the Corporation received its full entitlement under this program in the amount of $244,479. This amount has been recognized in the statement of comprehensive loss in the three-month period ended March 31, 2011.

(j)	Stock-based compensation:

The grant date fair value of stock-based compensation awards granted to employees and directors is recognized as an expense, with a corresponding increase in equity, over the period that the employees or directors unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(k)	Employee benefits:

Short-term employee benefits:

Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

In addition to their salaries, employees of the Corporation are covered by a benefit package which includes a health plan, dental plan, disability insurance and modest life insurance coverage. Participation in this plan is paid by the Corporation in full. Any employee that elects to extend the coverage to members of their family must pay the additional premium.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(l)	Lease payments:

Payments made under operating leases are recognized in comprehensive loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(m)	Income taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in comprehensive loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss of the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax in interim reporting periods are accrued, to the extent practicable, by applying estimated average annual effective income tax rates for each tax jurisdiction to the interim period pre-tax income in those jurisdictions. The estimated average annual effective income tax rates are re-estimated at each interim reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

3.	Significant accounting policies (continued):

(n)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises as well as the assumed proceeds from future services were used to acquire shares of common stock at the average market price during the reporting period.

(o)	Determination of fair values:

A few of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values of stock options granted have been determined for measurement purposes based on the following method. When applicable, further information about the assumptions made in determining fair values is disclosed in the related notes.

Stock-based compensation:

The fair value of the stock options is measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s Chief Executive Officer, who is the Corporation’s chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

4.	Changes in accounting policies:

(a)	Accounting changes in 2011:

Annual improvements project 2010:

On May 6, 2010, the International Accounting Standards Board (“IASB”) published Improvements to IFRSs 2010, which process miscellaneous amendments to existing standards. Many of these amendments are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The 2010 improvements applicable and having an impact to the Corporation’s consolidated financial statements are detailed as follows: IFRS 1, First-time Adoption of International Financial Reporting Standards IFRS 1 is amended to clarify that IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, does not apply to the changes in accounting policies that occur during the period covered by their first IFRS financial statements. In addition, the amendment provides guidance for entities that publish interim financial information under IAS 34, Interim Financial Reporting, and change their accounting policies or use of the exemptions provided in IFRS 1 during the period covered by their first IFRS financial statements and clarifies that: the entity should explain any such changes between the first interim and the first annual financial statements; and the entity should update reconciliations from previous GAAP to IFRS included in the previous interim financial information for those changes in the interim period when the change is made. These amendments apply to annual periods beginning on or after January 1, 2011. The adoption of these amendments effective with the commencement of its 2011 year did not have a significant impact on these condensed interim consolidated financial statements of the Corporation.

IFRS 7, Financial Instruments: Disclosures

IFRS 7 is amended to add an explicit statement that the qualitative disclosure should be made in the context of the quantitative disclosures to better enable users to evaluate an entity’s exposure to risks arising from financial instruments. The existing disclosure requirements of IFRS 7 are amended as follows:

  IFRS 7 is amended to clarify that disclosure of the amount that best represents an entity’s maximum exposure to credit risk is required only if the carrying amount of a financial asset does not reflect such exposure already.

  Additional requirement to disclose the financial effect of collateral held as security and other credit enhancements in respect of a financial instrument.

  IFRS 7 is amended to clarify that disclosure in respect of collateral taken possession of by the entity is required only in respect of such collateral held at the end of the reporting period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

4.	Changes in accounting policies (continued):

(a)	Accounting changes in 2011 (continued):

These amendments apply to annual periods beginning on or after January 1, 2011. The adoption of these amendments effective with the commencement of its 2011 year did not have a significant impact on these condensed interim consolidated financial statements of the Corporation.

IAS 34, Interim Financial Reporting

IAS 34 is amended by adding a number of examples to the list of events or transactions that require disclosure under IAS 34. This amendment applies to annual periods beginning on or after January 1, 2011. The adoption of this amendment effective with the commencement of its 2011 year did not have a significant impact on these condensed interim consolidated financial statements of the Corporation.

(b)	New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the periods ended June 30, 2011, and have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRIC and the Corporation is currently assessing their impact on the financial statements:

International Accounting Standards	Effective date

IFRS 9 - Financial Instruments	January 1, 2013
IFRS 12 - Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 - Fair Value Measurement	January 1, 2013

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

4.	Changes in accounting policies (continued):

(b)	New standards and interpretations issued but not yet adopted (continued):

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows; and, the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value.

IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate:

  the nature of, and risks associated with, an entity's interests in other entities; and

  the effects of those interests on the entity's financial position, financial performance and cash flows.

IFRS 13 - Fair Value Measurement (“IFRS 13”) provides new guidance on fair value measurement and disclosure requirements. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. It explains how to measure fair value when it is required or permitted by other IFRSs. It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

5.	Property and equipment:

The depreciation of property and equipment expense is disaggregated in the statements of comprehensive loss as follows:

		Three months		Six months
		ended June 30,		ended June 30,
	2011	2010	2011	2010
Depreciation of property and equipment pertaining to research and development	$3,822	$(2,703)	$6,571	$4,889

6.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010, and will make regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales if the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period. This period may be modified in the future based on additional information that may be received by the Corporation. In the three and six-month periods ended June 30, 2011, amounts of $654,400 (2010 - nil) and $1,308,800 (2010 - nil), respectively, were recognized as revenue related to this upfront payment. As at June 30, 2011, the deferred revenue related to this transaction amounted to $11,670,133 (as at December 31, 2010 - $12,978,933; as at January 1, 2010 - nil).

7.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share and the non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

8.	Share capital:

	June 30,	December 31,	January 1,
	2011	2010	2010

Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding and fully paid:
Number of common shares	32,623,514	32,573,856	31,283,778
Dollars	$62,909,187	$62,855,147	$57,955,147

The holders of common shares are entitled to receive dividends as declared, which is at the Corporation discretion, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2009, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2010, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the six-month period ended June 30, 2011, the Corporation issued no common shares to the Purchaser under the agreements (2010 – 655,540 common shares were issued for aggregate proceeds of $2,500,000). All issued shares were fully paid. At June 30, 2011, the Corporation can require the Purchaser to purchase up to $14,800,000 of common shares over the remaining 16 months of the new agreement, provided the Corporation adheres to its covenants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

8.	Share capital (continued):

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 13, 2011, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 5,500,000 to 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price and the weighted average remaining contractual life (in years):

	Options outstanding

			Weighted
			average
		Weighted	remaining
		average	contractual
		exercise	life
	Number	price	(in years)

Outstanding, January 1, 2010	4,724,000	$3.07	6.24

Granted	65,000	3.09
Expired	(175,000)	3.00

Outstanding, December 31, 2010	4,614,000	3.06	5.32

Granted	865,000	7.01
Exercised	(28,000)	1.93
Expired	(1,000)	2.62
Cancelled	(85,000)	4.13

Outstanding, June 30, 2011	5,365,000	$3.69	5.69

Options exercisable	4,752,500	$3.75	5.71

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation:

		Three months		Six months
		ended June 30,		ended June 30,
	2011	2010	2011	2010

Stock-based compensation pertaining to general and administrative	$31,826	$60,168	$949,004	$71,697

Stock-based compensation pertaining to marketing	675	1,264	433,687	2,706

Stock-based compensation pertaining to research and development	50,399	84,601	2,283,467	180,652

	$82,900	$146,033	$3,666,158	$255,055

		Three months		Six months
		ended June 30,		ended June 30,
Employee expenses	2011	2010	2011	2010

Stock options granted in 2006	$51,202	$96,008	$112,680	$205,030
Stock options granted in 2010	–	50,025	–	50,025
Stock options granted in 2011	31,698	–	3,553,478	–

Total expense recognized as employee costs	$82,900	$146,033	$3,666,158	$255,055

The fair value of the options granted during the six-month periods ended June 30, 2011 and 2010 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2011	2010

Share price	$7.01	$3.40
Exercise price	$7.01	$3.40
Risk-free interest rate	2.58%	2.98%
Expected volatility	72.23%	68.51%
Expected life in years	5	5
Dividend yield	–	–

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation:

A total of 865,000 options were granted during the six-month period ended June 30, 2011 having a weighted average grant date fair value of $4.26 per option (2010 - 25,000 options having a weighted average grant date fair value of $2.00 per option).

Expected volatility was estimated considering a five-year historic average share price volatility.

Dividend yield was determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

9.	Cost of sales:

In the three and six-month periods ended June 30, 2011, expenses related to inventories recognized as cost of sales amounted to $26,098 (2010 - $21,266) and $47,792 (2010 - $55,630), respectively.

10.	Income taxes:

The Corporation recognized no income taxes in the statements of comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

11.	Earnings per share:

Weighted average number of common shares outstanding:

		Three months		Six months
		ended June 30,		ended June 30,
	2011	2010	2011	2010

Issued common shares at beginning of period	32,588,856	31,700,616	32,573,856	31,283,778
Effect of shares issued	27,860	78,772	23,869	343,672

Weighted average number of common shares outstanding at June 30	32,616,716	31,779,388	32,597,725	31,627,450

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

12.	Financial instruments:

Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

13.	Segment disclosures:

The Corporation operates in one reportable segment, which is the Corporation’s strategic business unit - the research and development of products for the aging population.

Information regarding the geographic reportable segment is as follows:

		United	Europe
	Canada	States	and other

Revenues and finance income:
Three months ended June 30,
2011	$660,821	$105,767	$4,955
2010	5,711	90,365	8,474

Six months ended June 30,
2011	$1,321,791	$180,919	$33,848
2010	10,584	326,244	15,165

Property and equipment:
June 30, 2011	$22,908	$2,865	$–
December 31, 2010	10,121	4,609	–
January 1, 2010	7,470	8,682	–

Revenues are attributed to geographic locations based on location of customers.

Major customers:

Customers that accounted for greater than 10% of revenues from sales were as follows:

		Three months		Six months
		ended June 30,		ended June 30,
	2011	2010	2011	2010

Customer A	$–	$–	$–	$146,520
Customer B	44,250	35,625	65,865	76,620
Customer C	18,840	–	38,400	–
Customer D	18,000	–	18,000	–

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

13.	Segment disclosures (continued):

One customer accounted for 100% of licensing revenues during the three and six-month periods ended June 30, 2011 (2010 - nil) (refer to note 6).

14.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 8 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

		Three months		Six months
		ended June 30,		ended June 30,
	2011	2010	2011	2010

Salaries	$164,741	$141,458	$318,042	$297,725
Short-term employee benefits	2,355	3,636	4,710	6,372
Stock-based compensation	51,203	146,033	3,527,060	255,055

	$218,299	$291,127	$3,849,812	$559,152

15.	Transition to IFRS:

As stated in note 2 (a), these are the Corporation’s first condensed interim consolidated financial statements prepared in accordance with IFRS for a second quarter covered by the first IFRS annual financial statements.

The accounting policies set out in note 3 have been applied in preparing the condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2011, and the three and six-month periods ended June 30, 2010 and year ended December 31, 2010, and in the preparation of an opening IFRS statement of financial position as at January 1, 2010 (the Corporation’s date of transition) and as at December 31, 2010.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

In preparing these condensed interim consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Corporation has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Corporation elected to apply the following optional exemptions from full retrospective application:

(i)	Business combination exemption:

The Corporation has elected to not apply IFRS 3, Business Combinations, retrospectively for its past business combination.

(ii)	Share-based payment exemption:

The Corporation has elected to not apply IFRS 2, Share-based Payment, retrospectively to stock options that were granted on or before November 7, 2002, and to stock options that were granted after November 7, 2002 that vested before January 1, 2010 (the date of transition to IFRS). Accordingly, the Corporation has elected to apply IFRS 2 only to stock options that were granted after November 7, 2002 that were not vested by January 1, 2010.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flow is set out in the following tables and the notes that accompany the tables.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Reconciliation of equity as at January 1, 2010:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash		$668,702	$–	$668,702
Trade accounts receivable		66,354	–	66,354
Other receivables		24,657	–	24,657
Research tax credits receivable		251,158	–	251,158
Security deposit		26,994	–	26,994
Inventories		36,414	–	36,414
		1,074,279	–	1,074,279

Property and equipment		16,152	–	16,152

		$1,090,431	$–	$1,090,431

Liabilities and Equity

Current liabilities:
Trade accounts payable		$1,494,416	$–	$1,494,416
Accrued liabilities	(c)	235,535	(235,535)	–
Payroll related liabilities	(c)	–	11,257	11,257
Other accrued liabilities	(c)	–	224,278	224,278
Deferred lease inducement		12,646	–	12,646
		1,742,597	–	1,742,597

Preferred shares of a subsidiary	(d)	800,000	(400,000)	400,000

Equity:
Share capital		57,955,147	–	57,955,147
Additional paid-in capital	(e)	4,488,365	1,526,314	6,014,679
Deficit	(e)	(63,895,678)	(1,526,314)	(65,421,992)
Total equity attributable to the equity holders of the Corporation		(1,452,166)	–	(1,452,166)

Non-controlling interest	(d)	–	400,000	400,000
Total equity		(1,452,166)	400,000	(1,052,166)

Total liabilities and equity		$1,090,431	$–	$1,090,431

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Reconciliation of equity as at June 30, 2010:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash		$451,608	$–	$451,608
Trade accounts receivable		27,510	–	27,510
Other receivables		53,098	–	53,098
Research tax credits receivable		240,617	–	240,617
Security deposit		26,994	–	26,994
Inventories		4,911	–	4,911
		804,738	–	804,738

Property and equipment		18,730	–	18,730

		$823,468	$–	$823,468

Liabilities and Equity

Current liabilities:
Trade accounts payable		$1,504,415	$–	$1,504,415
Accrued liabilities	(c)	167,940	(167,940)
Payroll related liabilities	(c)	–	12,142	12,142
Other accrued liabilities	(c)	–	155,798	155,798
Deferred lease inducement		3,162	–	3,162
		1,675,517	–	1,675,517

Preferred shares of a subsidiary	(d)	800,000	(400,000)	400,000

Equity:
Share capital		60,455,147	–	60,455,147
Additional paid-in capital	(e)	4,928,830	1,340,904	6,269,734
Deficit	(e)	(67,036,026)	(1,340,904)	(68,376,930)
Total equity attributable to the equity holders of the Corporation		(1,652,049)	–	(1,652,049)

Non-controlling interest	(d)	–	400,000	400,000
Total equity		(1,652,049)	400,000	(1,252,049)

Total liabilities and equity		$823,468	$–	$823,468

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Reconciliation of equity as at December 31, 2010:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash		$13,174,999	$–	$13,174,999
Trade accounts receivable		11,278	–	11,278
Other receivables		30,270	–	30,270
Research tax credits receivable		236,101	–	236,101
Inventories		17,448	–	17,448
		13,470,096	–	13,470,096

Long-term security deposit		17,396	–	17,396
Property and equipment		14,730	–	14,730

		$13,502,222	$–	$13,502,222

Liabilities and Equity

Current liabilities:
Trade accounts payable		$2,386,696	$–	$2,386,696
Accrued liabilities	(c)	191,207	(191,207)	–
Payroll related liabilities	(c)	–	24,184	24,184
Other accrued liabilities	(c)	–	167,023	167,023
Deferred revenue		2,617,600	–	2,617,600
		5,195,503	–	5,195,503

Deferred revenue		10,361,333	–	10,361,333
Preferred shares of a subsidiary	(d)	800,000	(400,000)	400,000

Equity:
Share capital		62,855,147	–	62,855,147
Additional paid-in capital	(e)	5,386,950	1,106,594	6,493,544
Deficit	(e)	(71,096,711)	(1,106,594)	(72,203,305)
Total equity attributable to the equity holders of the Corporation		(2,854,614)	–	(2,854,614)

Non-controlling interest	(d)	–	400,000	400,000
Total equity		(2,854,614)	400,000	(2,454,614)

Total liabilities and equity		$13,502,222	$–	$13,502,222

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Reconciliation of comprehensive loss for the three-month period ended June 30, 2010:

			Effect of transition to IFRS
		Canadian		Reclassi-
	Note	GAAP	Adjustments	fications	IFRS

Revenues:
Sales of goods		$104,550	$–	$–	$104,550

Expenses:
Research and development	(a), (b), (e)	1,206,230	(87,416)	169,297	1,288,111
Less research tax credits		(57,608)	–	–	(57,608)
		1,148,622	(87,416)	169,297	1,230,503

General and administrative	(a), (b), (e)	332,401	(10,487)	70,665	392,579
Marketing	(b), (e)	34,301	(1,309)	2,580	35,572
Cost of sales		91,280	–	–	91,280
Depreciation of property and equipment	(a)	(2,703)	–	2,703	–
Stock-based compensation	(b), (e)	245,245	–	(245,245)	–
Interest and bank charges	(f)	1,202	–	(1,202)	–
		1,850,348	(99,212)	(1,202)	1,749,934

Results from operating activities		(1,745,798)	99,212	1,202	(1,645,384)

Finance costs	(f)	–	–	(1,202)	(1,202)

Net loss and comprehensive loss attributed to the equity holders of the Corporation		$(1,745,798)	$99,212	$–	$(1,646,586)

Basic and diluted loss per share		$(0.05)	$–	$–	$(0.05)

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Reconciliation of comprehensive loss for the six-month period ended June 30, 2010:

			Effect of transition to IFRS
		Canadian		Reclassi-
	Note	GAAP	Adjustments	fications	IFRS

Revenues:
Sales of goods		$351,411	$–	$–	$351,411
Interest	(f)	582	–	(582)	–
		351,993	–	(582)	351,411
Expenses:
Research and development	(a), (b), (e)	2,181,805	(163,365)	348,889	2,367,329
Less research tax credits		(100,702)	–	–	(100,702)
		2,081,103	(163,365)	348,889	2,266,627

General and administrative	(a), (b), (e)	565,434	(19,598)	91,305	637,141
Marketing	(b), (e)	74,030	(2,447)	5,160	76,743
Cost of sales		198,992	–	–	198,992
Depreciation of property and equipment	(a)	4,889	–	(4,889)	–
Stock-based compensation	(b), (e)	440,465	–	(440,465)	–
Interest and bank charges	(f)	2,428	–	(2,428)	–
		3,367,341	(185,410)	(2,428)	3,179,503

Results from operating activities		(3,015,348)	185,410	1,846	(2,828,092)

Net finance costs:
Finance income	(f)	–	–	582	582
Finance costs	(f)	–	–	(2,428)	(2,428)
		–	–	(1,846)	(1,846)

Net loss and comprehensive loss attributed to the equity holders of the Corporation		$(3,015,348)	$185,410	$–	$(2,829,938)

Basic and diluted loss per share		$(0.10)	$0.01	$–	$(0.09)

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Reconciliation of comprehensive loss for the year ended December 31, 2010:

			Effect of transition to IFRS
		Canadian		Reclassi-
	Note	GAAP	Adjustments	fications	IFRS
Revenues:
Sales of goods		$582,383	$–	$–	$582,383
Licensing revenues:
Upfront payment		109,067	–	–	109,067
Interest	(f)	1,191	–	(1,191)	–
		692,641	–	(1,191)	691,450

Expenses:
Research and development	(a), (b), (e)	4,787,820	(369,816)	698,223	5,116,227
Less research tax credits		(236,101)	–	–	(236,101)
		4,551,719	(369,816)	698,223	4,880,126

General and administrative	(a), (b), (e)	1,716,515	(44,364)	200,265	1,872,416
Marketing	(b), (e)	147,609	(5,540)	10,320	152,389
Cost of sales		316,945	–	–	316,945
Depreciation of property and equipment	(a)	10,223	–	(10,223)	–
Stock-based compensation	(b), (e)	898,585	–	(898,585)	–
Interest and bank charges	(f)	7,078	–	(7,078)	–
		7,648,674	(419,720)	(7,078)	7,221,876

Results from operating activities		(6,956,033)	419,720	5,887	(6,530,426)

Net finance costs:
Finance income	(f)	–	–	1,191	1,191
Finance costs	(f)	–	–	(7,078)	(7,078)
		–	–	(5,887)	(5,887)

Net loss and comprehensive loss attributed to the equity holders of the Corporation		$(6,956,033)	$419,720	$–	$(6,536,313)

Basic and diluted loss per share		$(0.22)	$0.02	$–	$(0.20)

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

Material adjustments to the consolidated statement of cash flows for the three and six-month periods ended June 30, 2010 and the year ended December 31, 2010: There are no material differences between the consolidated statements of cash flows presented under IFRS and the consolidated statements of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations:

(a)

As the Corporation has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function within the Corporation, depreciation of property and equipment expense was reallocated between general and administrative and research and development expenses, based on the function within the Corporation the assets are pertaining to.

The impact arising from this change is summarized as follows:

	Three months ended	Six months ended	Year ended
	June 30, 2010	June 30, 2010	December 31, 2010

Consolidated statements of comprehensive loss:
(Decrease) increase in research and development expenses	$(2,703)	$4,889	$10,223
Increase (decrease) in depreciation of property and equipment	2,703	(4,889)	(10,223)

Adjustment to net loss and comprehensive loss	$–	$–	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

(b)

As the Corporation has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Corporation, stock-based compensation expense was reallocated between general and administrative, marketing and research and development expenses, based on the function within the Corporation the stock-based compensation expense is pertaining to.

The impact arising from this change is summarized as follows:

	Three months ended	Six months ended	Year ended
	June 30, 2010	June 30, 2010	December 31, 2010

Consolidated statements of comprehensive loss:
Increase in research and development expenses	$172,000	$344,000	$688,000
Increase in general and administrative expenses	70,665	91,305	200,265
Increase in marketing expenses	2,580	5,160	10,320
Decrease in stock-based compensation	(245,245)	(440,465)	(898,585)

Adjustment to net loss and comprehensive loss	$–	$–	$–

(c)	In accordance with IFRS, the accrued liabilities have been reclassified to report payroll related liabilities separately from other liabilities.

(d)

The non-controlling interest of $400,000 reported outside of shareholders' equity and included in preferred shares of a subsidiary for Canadian GAAP purposes was reclassified to equity, separately from equity of the owners of the Corporation, in accordance with IFRS.

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

(e)

In accordance with IFRS, the Corporation’s stock options that vest in instalments need to be accounted for as though each instalment is a separate stock option grant, and therefore the fair value is to be measured separately for each instalment and recognized over the vesting period of each instalment. In accordance with Canadian GAAP, the Corporation’s stock options that vested in instalments were accounted for as a whole, for stock options granted on the same day and a fair value was measured for each stock options grant and recognized over the vesting period of each stock options grant as a whole.

The impact on the consolidated statements of financial position and on the consolidated statements of comprehensive loss arising from this change is summarized as follows:

	January 1,	June 30,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Increase to additional paid-in capital	$1,526,314	$1,340,904	$1,106,594
Increase to deficit	(1,526,314)	(1,340,904)	(1,106,594)

Adjustment to equity	$–	$–	$–

	Three months ended	Six months ended	Year ended
	June 30, 2010	June 30, 2010	December 31, 2010

Consolidated statements of comprehensive loss:
Decrease in research and development expenses	$(87,416)	$(163,365)	$(369,816)
Decrease in general and administrative expenses	(10,487)	(19,598)	(44,364)
Decrease in marketing expenses	(1,309)	(2,447)	(5,540)

Adjustment to net loss and comprehensive loss	$(99,212)	$(185,410)	$(419,720)

NYMOX PHARMACEUTICAL CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Six-month periods ended June 30, 2011 and 2010
(in US dollars)

15.	Transition to IFRS (continued):

(f)	In accordance with IFRS, the interest revenue and the interest and bank charges expenses have been reclassified in order to present net finance costs separately.

The impact arising from this change is summarized as follows:

	Three months ended	Six months ended	Year ended
	June 30, 2010	June 30, 2010	December 31, 2010

Consolidated statements of comprehensive loss:
Increase in finance income	$–	$582	$1,191
Increase in finance costs	1,202	2,428	7,078
Decrease in interest income	–	(582)	(1,191)
Decrease in interest and bank charges expenses	(1,202)	(2,428)	(7,078)

Adjustment to net loss and comprehensive loss	$–	$–	$–

16.	Subsequent event:

On July 20, 2011, the Corporation issued 114,416 common shares for aggregate proceeds of $1,000,000 under the Common Stock Private Purchase Agreement referred to in note 8 (a).